SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F     ✓     Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes           No     ✓

Press Release of January 9, 2003.

1.     Press release of January 9, 2003

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Slovak Republic, Slovenia, Switzerland, Ukraine, Yugoslavia

COCA-COLA HELLENIC BOTTLING COMPANY S.A.
ANNOUNCES COMPLETION OF THE ABSORPTION OF
“CRETAN BOTTLING COMPANY S.A.”

Athens, Greece — January 9, 2003 — Coca-Cola Hellenic Bottling Company S.A. (CCHBC) (ASE: EEEK, NYSE:CCH, LSE:CCB, ASX:CHB) announces the completion of the absorption of its 100% subsidiary “CRETAN BOTTLING COMPANY S.A.” after the issuance of the relevant approval by the Greek Ministry of Development (no. K2-17191/30.12.2002).

Coca-Cola HBC is one of the largest bottlers of non-alcoholic beverages in Europe and the second largest Coca-Cola bottler in the world by sales volume, operating in 26 countries with a total population of more than 500 million. Coca-Cola HBC’s shares are listed on the Athens Stock Exchange, with listings on the New York, London and Australian Stock Exchanges.

     ENQUIRIES:

Company Contact: Coca-Cola HBC Melina Androutsopoulou Director of Investor Relations & Business Development	Tel: +30 210 618 3100 e-mail: melina.androutsopoulou@cchbc.com

US Press Contact: Christine Mohrmann FD Morgen-Walke	Tel: +1 212 850 5600 e-mail: cmohrmann@fdmw.com

European Press Contact: Alastair Hetherington FD Athens	Tel: +30 210 721 6060 Mobile: +30 947 752284 e-mail: alastair.hetherington@fd.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson Title: General Counsel & Company Secretary

Date: February 13, 2003